Evolving Gold Appoints New President and Director

April 8, 2008, Vancouver, British Columbia: The Directors of Evolving Gold Corp. (TSX-V: EVG) (OTCBB: EVOGF) (FSE: EV7) (“Evolving”) are pleased to announce the appointment of Dr. Quinton Hennigh as President and Director.

Dr. Hennigh most recently served as research geologist with Newmont Mining exploring for gold deposits in unexplored extensions of the major producing gold trends in Nevada. Dr. Hennigh joined Evolving Gold’s geological team in March 2007 as Chief Geologist. Under Dr. Hennigh’s leadership, Evolving has acquired over 90,000 acres of properties in Nevada, Wyoming and New Mexico.

The Company has embarked on an intensive drill program on the North Carlin District Properties and Sleeper District Project in Nevada and will soon begin drilling the Rattlesnake Hills Diatreme Complex in Wyoming.

To supplement the Exploration Team, the Company through Dr. Hennigh has hired Dr. Robert Barker (formerly General Manager, Newcrest Resources Inc.) as Senior Geologist, Mr. Tom Weis, MSc. (formerly Chief Geophysicist, Newmont Mining Corp) as Geophysicist, Ms. Patty Rehn, MSc. (formerly consultant to Barrick and Newmont) as Geochemist and has appointed Dr. C. Jay Hodgson (formerly Chief Geologist, Barrick Gold Corporation) as Technical Advisor. Dr. Lawrence Dick who is retiring as President will serve on the Technical Advisory Committee along with Dr. Hodgson and will assume the role of Chairman of the Board.

Dr. Hennigh comments, “Modern gold exploration requires a sophisticated and diverse team of geoscientists. We have assembled multi-talented scientists with over 200 years of collective experience. As we move into intensive drilling, it is critical to use the most up-to-date scientific techniques. I am confident our geoscience team has the right mix to discover economically-significant gold deposits.” Mr. Herrick Lau, BBA, MA, CFA will assume the position of Interim Chief Financial Officer from retiring CFO, Mr. Donald Gee, CA who will serve as non-management Director of Evolving Gold.

About Evolving Gold Corp.

Evolving Gold is actively exploring 9 separate gold properties, primarily in known, producing gold trends in the state of Nevada. In total, Evolving holds over 90,000 acres of exploration lands.

Evolving has entered into a lease agreement with Newmont Mining Corporation on four prospective gold properties located within the prolific Carlin Gold Trend (see press release dated December 5, 2007). Evolving recently announced the signing of a definitive agreement to acquire 100% of the Rattlesnake Hills Diatreme Complex in Wyoming (see press release dated January 18, 2008).

The Company has three drills operating (moving to four drills in the next 60 days) at their North Carlin District Properties and at their Sleeper District Project in Nevada. It has recently completed first rounds of drilling at the Malone Gold/Silver Project (NM) (see press release dated March 4, 2008) and Fisher Canyon (NV) (see press release dated February1, 2008).

With $25,000,000 in cash in the Treasury, Evolving Gold is adopting an aggressive drilling and acquisition strategy.

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

Robert Bick
CEO and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct (604) 639-0430
Toll Free 1-866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 996-0238
www.excelsiorcommunications.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to the continued advancement of Evolving’s general business development, research development and/or Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the British Columbia Securities Commission.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF FSE: EV7